UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Trimeris, Inc.

(Name of Subject Company)

Trimeris, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89623100

(CUSIP Number of Class of Securities)

Michael A. Alrutz

General Counsel

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

(919) 806-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John B. Watkins

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, DC 20006

(202) 663-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, by Trimeris, Inc. a Delaware corporation (the “Company”), as amended or supplemented from time to time. The Schedule 14D-9 relates to the cash tender offer by RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), to purchase all of the issued and outstanding shares of the Company common stock at a price per share of $3.60, net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9, captioned “Additional Information to be Furnished,” is hereby amended and supplemented by adding the following new Item 8(h):

“(h)	Legal Proceedings.

On October 21, 2009, a purported class action lawsuit, Robert Haas v. Martin Mattingly, et al. was filed in the United States District Court for the Middle District of North Carolina. This action purports to be on behalf of all public stockholders of the Company and names as defendants the members of the Board. The complaint alleges that members of the Board violated the Exchange Act and SEC rules by failing to disclose in SEC filings material information regarding the Offer. The relief sought in this complaint is, among other things, an injunction against the Offer and dissemination of a revised Solicitation/Recommendation Statement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIMERIS, INC.

By:	/S/ MICHAEL A. ALRUTZ
Name:	Michael A. Alrutz
Title:	General Counsel

Dated: October 27, 2009